UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number: 001-36298

GeoPark Limited
(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179
Las Condes, Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Ress Release dated July 24, 2014 entitled “GeoPark announces expansion in Colombia through the award of a new hydrocarbon block in the 2014 Colombia Bidding Round”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES EXPANSION IN COLOMBIA
THROUGH THE AWARD OF A NEW HYDROCARBON BLOCK
IN THE 2014 COLOMBIA BIDDING ROUND

Santiago, Chile -- July 24, 2014 -- GeoPark Limited ("GeoPark") (NYSE: GPRK), the Latin American oil and gas explorer, operator and consolidator with operations and producing properties in Chile, Colombia, Brazil and Argentina, today announces its continued expansion in Colombia through the award of a new exploratory license during the 2014 Colombia Bidding Round, carried out by the Agencia Nacional de Hidrocarburos (“ANH”) on July 23, 2014 in Cartagena, Colombia.

GeoPark was awarded the VIM-3 Block in the Lower Magdalena Basin, covering an area of approximately 225,000 acres. The block has an attractive oil and gas exploration potential in a large area within a proven hydrocarbon system -- surrounded by existing oil and gas fields and with sparse exploration activity carried out to date.

GeoPark’s winning bid consisted of committing to a Royalty X Factor of 3% and a minimum investment program of carrying out 200 sq km of 2D seismic and drilling one exploration well, with a total estimated investment of US$22.2 million during the initial three year exploratory period. GeoPark will operate and have a 100% working interest in the block. The winning bid is subject to final signature of the contracts with the ANH, which is currently scheduled for 3Q2014.

James F. Park, CEO of GeoPark, said: "Congratulations to our Colombian team for the award of this new block, which expands and diversifies GeoPark’s existing attractive ten block portfolio in Colombia – and also continues our record of steady new project growth and consolidation throughout Latin America. The new block represents a high potential opportunity to continue to build on GeoPark’s successful track record of finding oil and gas and rapidly growing production in Colombia -- in addition to leveraging current operational synergies.”

CONTACTS:
Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Sofia Chellew – Investor Relations	schellew@geo-park.com
Santiago, Chile
T: +562 2242 9600	www.geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the web site at www.geo-park.com

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2014 production growth and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. For a discussion the risks facing the Company which could affect whether these forward-looking are realized, see filings with the U.S. Securities and Exchange Commission.

7

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: July 24, 2014